EXHIBIT 99.1

Student Transportation, Inc. Awarded New Transportation Contract in Lake Oswego, Oregon

Lake Oswego School District Chooses Exceptional Customer Service, Safety and Alternative Fuel Vehicles in Partnership With Leading School Transportation Provider

WALL, N.J., May 18, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), the most trusted provider of school transportation and management services in North America, today announced that its subsidiary, Student Transportation of America, Inc. (STA), has been selected and awarded a new $3 million annual contract to provide school transportation services to the Lake Oswego School District, which serves six elementary schools, two junior high schools and two high schools in Lake Oswego, Oregon, a suburb 10 miles south of Portland. The initial five-year contract provides for customer-shared fuel costs and includes a five year option to extend. This is STA's first operation in Oregon.

"We are enthusiastic about expanding our operations into Oregon where the Lake Oswego School District saw the value in our proposal, which did not include the lowest bid for services, and decided to take advantage of all that STA has to offer," stated Don Kissell, Senior Vice President. "We have already started to begin our new partnership with the community with a vigorous effort to recruit and hire a full team of drivers and other personnel. We look forward to building a lasting relationship with the Lake Oswego community and showcasing our exceptional culture of compassion, caring and customer service."

STA will provide 60 brand new state-of-the-art vehicles including 52 clean-burning propane autogas vehicles. The new vehicles will feature innovative safety and communications equipment and the latest technological developments including GPS tracking systems, digital 3-camera surveillance systems, two-way radios, front bumper crossing arms and Child Check-Mate systems for improved security. STA will install and use new advanced routing software for improvement and efficiencies in the operation.

The buses will also be "SafeStop ready" allowing for the opportunity to utilize the innovative SafeStop™ mobile application that connects parents and school officials with vehicles transporting their students. The app features a real-time bus locator with a mapping screen, predictive arrival times and a messaging area to display service updates to let parents and students know where the bus is and when it will be at the designated stops.

"The safe and dependable transportation of our students is a priority for the district and our families, and the district looks forward to Student Transportation of America providing that for us on a daily basis," stated Stuart Ketzler, Executive Director of Finance at Lake Oswego School District. "STA's new fleet of propane autogas buses will not only reduce carbon emissions within our community, but will also be up-to-date and more reliable. The Lake Oswego School District's selection of STA marks STA's first location within Oregon, and we believe they come to us with a service philosophy and motivation to meet and even exceed our expectations. The Lake Oswego School District looks forward to what we hope will be a long and mutually beneficial relationship."

STA will be holding informational sessions with current drivers and personnel who will be given the first opportunity to work for the company. The hiring process is already underway. Those interested in applying for any positions can visit www.Drive4STA.com and complete the short pre-application. For those with questions, please send the company an email at LakeOswegoQuestions@RideSTA.com.

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:
         Doug Coupe
         Director of Communications & Investor Relations
         (843) 884-2720
         dcoupe@ridesta.com